EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2014 Financial Results and Provides Third Quarter 2014 Guidance

Company Meets Q2 Revenues, Gross Margin and EPS Guidance

Provides Q3 2014 Guidance Revenues to increase by 10%-15% sequentially, Gross Margin to be slightly up from the previous quarter

  Total revenues remain flat sequentially and decreased by 5.1% year-over-year to $196.4 million.
  Small and medium-sized panel driver sales decreased by 3.5% year over year, representing 54.5% of total revenues in Q2 2014.
  Non-driver sales increased by 21.6% year over year, representing 19.6% of total revenues in Q2 2014.
  Q2 2014 gross margin reached 24.2% and met guidance for the quarter.
  Q2 2014 GAAP net income increased to $24.1 million, up 24.6% from Q2 2013. GAAP earnings per diluted ADS was 14.0 cents, up 24.5% from Q2 2013.
  Q2 2014 Non-GAAP net income increased to $24.5 million, up 21.9% from Q2 2013. Non-GAAP earnings per diluted ADS was 14.2 cents, up 21.8% from Q2 2013.
  Company maintains positive full year 2014 outlook and expects revenue and earnings growth to continue.

TAINAN, Taiwan, Aug. 7, 2014 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the second quarter ended June 30, 2014.

SUMMARY FINANCIALS

Second Quarter 2014 Results Compared to Second Quarter 2013 Results (USD in millions) (unaudited)

	Q2 2014	Q2 2013	CHANGE
Net Revenues	$196.4 million	$207.0 million	-5.1%
Gross Profit	$47.5 million	$50.9 million	-6.8%
Gross Margin	24.2%	24.6%	-0.4%
GAAP Net Income Attributable to Shareholders	$24.1 million	$19.4 million	+24.6%
Non-GAAP Net Income Attributable to Shareholders	$24.5 million (1)	$20.1 million (2)	+21.9%
GAAP EPS (Per Diluted ADS, USD)	$0.140	$0.112	+24.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.142 (1)	$0.117 (2)	+21.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

Second Quarter 2014 Results Compared to First Quarter 2014 Results (USD in millions) (unaudited)

	Q2 2014	Q1 2014	CHANGE
Net Revenues	$196.4 million	$194.6 million	+0.9%
Gross Profit	$47.5 million	$48.0 million	-1.2%
Gross Margin	24.2%	24.7%	-0.5%
GAAP Net Income Attributable to Shareholders	$24.1 million	$15.7 million	+53.4%
Non-GAAP Net Income Attributable to Shareholders	$24.5 million (1)	$16.2 million (2)	+51.0%
GAAP EPS (Per Diluted ADS, USD)	$0.140	$0.091	+53.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.142 (1)	$ 0.094 (2)	+51.1%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charges, net of tax.

"We are pleased to report another quarter of our financial performance meeting our guidance for revenues, gross margin and EPS", stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "Though our Q2 operational result was not as strong as those of the past years mostly due to a significant inventory correction of a major Korean end customer, as we reported during our last earnings call. However, as we entered into the third quarter, we are seeing strong growth in all of our product segments, including large panel driver ICs, small and medium driver ICs and non-driver IC businesses. We are also seeing demand from our major Korean end customer rebounding strongly. We believe the strategies we put in place years ago to diversify our customer base and product segments provide us a level of insulation not enjoyed by many of our competitors. We remain excited about our growth opportunities in all of our product segments, including our core business segment in display drivers for large, small and medium-sized panels."

Second Quarter 2014 Financial Results Breakdown by Product Line (USD in millions) (unaudited)
	Q2 2014%		Q2 2013%		% Change
Display drivers for large-size panels	$50.8	25.9%	$64.3	31.1%	-21.1%
Display drivers for small/medium-sized panels	$107.0	54.5%	$110.9	53.6%	-3.5%
Non-driver products	$38.6	19.6%	$31.8	15.3%	+21.6%

	Q2 2014%		Q1 2014%		% Change
Display drivers for large-size panels	$50.8	25.9%	$48.6	25.0%	+4.5%
Display drivers for small/medium-sized panels	$107.0	54.5%	$110.8	56.9%	-3.5%
Non-driver products	$38.6	19.6%	$35.2	18.1%	+9.7%

Total revenues of $196.4 million for the second quarter of 2014 represented a 5.1% decrease from the second quarter of 2013 and a 0.9% increase from the first quarter of 2014.

Revenues from large panel display drivers for the second quarter of 2014 were $50.8 million, down 21.1% from the second quarter of 2013 and up 4.5% from the first quarter of 2014, accounting for 25.9% of total revenues for the second quarter of 2014. As anticipated, the sequential increase was a result of shipments to both new and existing customers.

Sales of small and medium-sized drivers were $107.0 million for the second quarter of 2014, down 3.5% from the second quarter of 2013 and down 3.5% from the first quarter of 2014. It accounted for 54.5% of total revenues for the second quarter of 2014 as compared to 53.6% a year ago and 56.9% in the previous quarter. Small and medium-sized driver's sales continue to account for over half of total revenues. The slight sequential decrease was mainly due to the inventory correction from our key Korean end customer, an issue foreseen and mentioned in the last earnings call.

Revenues from Himax's non-driver businesses were $38.6 million, up 21.6% from the same period last year and up 9.7% sequentially. Non-driver product accounted for 19.6% of total revenues, compared to 15.3% a year ago and 18.1% in the previous quarter. Of the non-driver business segment, the main contributors included the Company's timing controllers, programmable gamma OP, touch panel controllers, CMOS image sensors, power management ICs and ASIC service.

Gross margins were 24.2% for the three months ended June 30, 2014, down 50 basis points from 24.7% in the previous quarter and down 40 basis points from 24.6% in the second quarter of 2013. The Company guided for a slightly declined gross margin in the last earnings call, anticipating pricing competition in China's smartphone market. Plus, shipment of low-end CMOS image sensor also had some negative impact on gross margin in Q2. Although it is expected that more sales from higher-end CMOS image sensor and smartphone driver IC in Q3, pricing remains competitive.

Second quarter 2014 GAAP operating expenses were $29.0 million, up 6.8% from a year ago and stay around flat sequentially. Operating expenses increased from the previous year due to higher salary expenses for additional headcount, annual pay raises and certain new product tape-outs during the quarter.

GAAP operating income in the second quarter of 2014 was $18.4 million, or 9.4% of sales, down 22.4% year over year and down 3.5% sequentially. The year-over-year decline was mainly due to lower sales and higher operating expenses.

Reported GAAP net income for the second quarter was $24.1 million, or 14.0 cents per diluted ADS, compared to $19.4 million, or 11.2 cents per diluted ADS, for the same period last year, and $15.7 million, or 9.1 cents per diluted ADS, in the previous quarter. GAAP net income grew 24.6% year over year and increased 53.4% from the previous quarter. The increase was mainly the result of an investment gain of $10.7 million, or 5.0 cents in the second quarter as the Company disclosed in April. It disposed of an investment in a US display company, which was wholly acquired by a third party. The initial investment of $4.0 million, which was made in December 2013, has matured to a total of $12.4 million one-time investment gain. According to the disposal agreement, the Company booked $10.7 million in investment income in the second quarter, and the remaining amount will be accounted in or around April 2015. This one-time gain of $10.7 million contributed to 5.0 cents of GAAP EPS attributable to shareholders for the second quarter.

Non-GAAP net income in the second quarter was $24.5 million, or 14.2 cents per diluted ADS, representing an increase of 21.9% year-over-year and an increase of 51.0% sequentially. Non-GAAP EPS per diluted ADS grew 21.8% from the same period last year and grew 51.1% over the previous quarter. The increase was mainly due to the investment gain of $10.7 million.

Balance Sheet and Cash Flow

The Company had $172.9 million of cash, cash equivalents and marketable securities at the end of June 2014, up from $147.1 million at the same time last year and up from $139.7 million a quarter ago. On top of the above cash position, restricted cash was $108.4 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short term loan for the same amount. Himax is debt-free.

Inventories as of June 30, 2014 were $166.3 million, up from $142.9 million a year ago and down from $172.3 million as of March 31, 2014. The lower inventory was a result of increased shipment in the quarter. The Company expects the inventory level to continue to decline by the end of the third quarter. Accounts receivable at the end of June 2014 were $199.0 million as compared to $219.2 million a year ago and $204.5 million last quarter. DSO was 92 days at end of June, 2014, as compared to 104 days a year ago and 95 days at end of the last quarter.

Net cash inflow from operating activities for the second quarter of 2014 was $22.9 million as compared to cash outflow of $2.7 million for the second quarter of 2013 and cash inflow of $9.3 million for the first quarter of 2014. The improvement year over year was mainly due to lower accounts receivable and improved DSO. The sequential increase was mainly the reflection of lower inventories and lower accounts receivable at the end of this quarter.

Net cash inflow from investing activities for the second quarter of 2014 was $8.5 million, primarily resulting from capital expenditures of $3.8 million and disposal of investment of $14.7 million. Capital expenditures in the second quarter were principally for purchases of in-house testers for R&D and certain equipment for LCOS production line.

Dividend Payment

During the second quarter, the Company declared its annual cash dividend of 27 cents per ADS, totaling $46.0 million. The dividends were already paid out in July. The dividend is determined primarily by the prior year's profitability. The decision to pay out 75% of last year's net profit demonstrates the Company's continued support for its shareholder base and confidence in the long term profitability.

Share Buyback Update

As of June 30, 2014, the Company had 170.5 million ADS equivalents outstanding, unchanged from the last quarter. On a fully diluted basis, the total number of ADS outstanding is 172.1 million.

September 2014 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, and Scott Powell, US-Based IR, will host investor meetings in September. If you are interested in meeting with the Company's senior executives in a one-on-one session or group session, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

For the third quarter, in the large panel driver IC business, the Company sees driver ICs for TVs being the main growth product in this segment. This will be the first quarter that sales from large panel driver IC have year-over-year growth since Q4, 2012. The forces behind growth in the large panel IC segment include strong sequential demand from Innolux, accelerated growth from the Taiwanese and Korean customers, Chinese TV panel customers' continuously expanding capacity, and, more 4K TV displays rolling off production lines at literally all of the large panel customers. The Company anticipated that 4K TV penetration and acceptance would grow strongly this year. The Company now expects the driver IC shipments for 4K TV to more than double in Q3 2014. The Company expects this growth trend to continue beyond Q3 2014 and well into 2015. While the large panel sector remains a competitive and mature market, innovation enables Himax to continue pursuing new technologies and expanding its customer base. The Company is happy that this large panel driver business has resumed growth this year. The Company is confident that this marks the beginning of a long term growth trend which is to last for the next few years.

The other main segment in the driver business is ICs used in small and medium-sized panels, which are primarily used in smartphones, tablets and for automotive applications. Q3 sales from smartphones should rebound strongly from those of Q2 mainly as a result of the demand from the Company's Korean end-customer is coming back from last quarter's unusual low level. The Company also enjoys strong growth in the Chinese smartphone market, especially in the higher end segments. Although competition remains intense, Himax continues to command a leading share in small and medium-sized driver IC market. It launched a new generation of driver ICs for HD720 resolution, the current mainstream market for higher end smartphones, and has enjoyed numerous design-wins in China and elsewhere.

Included in the small and medium-sized panel IC are also drivers for tablet and automotive displays. The Company expects sequential declines for tablets in the third quarter due to slowing demand in China's white-box market caused by its recent sluggish export to the third world countries and the government's tightening of liquidity, a measure that is forcing smaller and weaker players out of the market. Q3's slower tablet demand may also be a matter of change of consumer behavior as some consumers are switching to buy smartphones with screen sizes close to those of tablets. The Company is seeing the demand for driver ICs used in automotive displays continuing its steady growth during the third quarter. Summing it up, the decline in tablet demand will be more than offset by the strong rebound in the smartphone sector so the overall small and medium-sized driver segment is expected to enjoy a high single digit growth compared to the previous quarter. The company remains positive on the outlook of this segment for the remainder of 2014.

The non-driver businesses remain the most promising product category in terms of growth in the second half of 2014 and into 2015. It is also the key differentiator for Himax versus many of its competitors. Quite a few of the non-driver products, especially CMOS image sensors, touch panel controllers, and timing controllers are set to grow significantly in Q3. The non-driver business category is expected to grow by close to 20% sequentially in Q3, and the Company sees the momentum continuing well into 2015.

The CMOS image sensors delivered another strong quarter in Q2, up over 20% sequentially. The Company's existing 2 and 5 megapixel CMOS image sensors are producing good sales from select international brands and Chinese white-box customers. However, the Company is experiencing some delay in design-in process with its customers to replace older generation sensors with new designs. Such delays will have a negative impact on the corporate gross margin.

It is expected that the 8 megapixel sensors to start small volume shipments from Q3. The 8 megapixel sensor products will contribute to sales growth and better gross margin as they enter mass production. The Company recently launched its first 13 megapixel sensor, which positions us among a small group of players with such high end offering. Additionally, following multi-year design efforts, the Company now has a competitive CMOS image sensor product line for automotive and surveillance applications, both large, lucrative and fast-growing markets. This is a market with a high entry barrier where special know-how is required. Collectively, it is expected that the CMOS image sensor business to more than double in 2014.

The current strategy for the CMOS image sensor business is to focus on increasing shipments and gaining market share. The gross margin for this business will improve when we successfully replace certain old generation designs with new ones and the higher end products, initially 8 megapixel and then 13 megapixel products; comprise a larger portion of the revenue mix. Looking further ahead, the contribution from sensors for automotives and surveillance applications will further improve the gross margin of this product line. The Company is particularly excited about the long term prospect of smart sensors, an area where it will enjoy a special advantage thanks to the Company's unique offering of wafer level optics.

The touch panel controller product line looks set to enjoy another significant growth in Q3 after it more than doubled in Q2. The Company expects its strong growth momentum in touch panel controllers to continue in the second half of 2014 as a result of certain major design-wins across both international and Chinese markets. On the back of its rapidly growing market share in the traditional touch panel market, the Company believes its committed development on the new 'in-cell' and 'on-cell' touch panel technologies has placed the Company in a very competitive position for the future. The development of both new 'in-cell' and 'on-cell' touch panel technologies are led by TFT-LCD makers and Himax is in close partnerships with some of the leading players in this very important future technology.

The Company's LCOS business has been very exciting, and also very dynamic. Himax continues to work with multiple customers, including some top-notch names, on multiple designs simultaneously. Many of these projects involve custom-built designs that are funded by the customers' development fees.

After a lengthy cooperation and research and development period, the Company is pleased to be able to announce publicly that Himax and Lenovo are also partners for wearable device products. Himax is supplying LCOS micro displays for a variety of Lenovo's products. Please note that this disclosure has been authorized and approved by Lenovo.

Furthermore, in June Himax unveiled the Front-Lit™ LCOS technology, the latest, proprietary and patented LCOS offering. The Company presented the cutting-edge design for the first time to the public at The SID Display Week Conference in San Diego. The new design represents one of the biggest technology breakthroughs of the head-mounted display industry. The proprietary Front-Lit™ LCOS module enables an ultra-compact and extremely power-efficient optical engine by consolidating two major components of optical engine and integrating them into the micro display module itself. Presently, Himax is engaged with multiple tier-one customers in developing head mounted display products using its Front-Lit™ LCOS technologies. After testing several competing technologies, these tier-one customers selected Himax's Front-Lit LCOS due to its superior overall performance. The Company believes its LCOS microdisplay business remains an exciting and significant long-term growth area for Himax.

Last but not least, the Company has been working with several industry leading partners using its unique and industry-leading wafer level optics, or WLO, for the development of three exciting product areas of the future, namely array cameras, certain special purpose sensor and microdisplay light guides for wearable devices. Such development sometimes involves the capabilities of its in-house CMOS image sensor, LCOS microdisplay and video processing algorithm teams. Himax is in a unique position in these exciting new technology areas in that it is the only player in the marketplace which is able to provide a total solution. The Company is excited to be in the forefront of such technological developments thanks to many years of technological innovation which leads to a unique product portfolio covering the full range of image processing related knowhow.

The Company is accelerating our R&D activities, hoping to capture the exciting business opportunities it just mentioned as soon as it can.  Operating expenses in the third quarter are expected to increase some 20% year over year mainly as a result of accelerating R&D. This is in line with the strategy the Company set forth last year when, during a few of the earnings calls, the Company indicated that it intended to expand our R&D expenses in 2014, following several years of stable R&D spending. While this will inevitably affect the short-term bottom line, it is believed that such R&D investment will generate significant top line and bottom line growth starting next year.

Third Quarter 2014 Guidance

The Company is providing the following financial guidance for the third quarter of 2014:

Net Revenues:	To be up 10%-15%, as compared to the second quarter of 2014, representing an increase of around 12.1% -17.1% from Q3 2013
Gross Margin:	To be slightly up from the second quarter of 2014
GAAP EPS(1):	6.0 to 7.5 cents per diluted ADS, as compared to 7.2 cents of Q3 2013
Non GAAP EPS(1) (2):	10.2 to 11.7 cents per diluted ADS, as compared to11.3 cents of Q3 2013
(1) GAAP earnings per diluted ADS guidance includes Himax's 2014 grant of restricted share units, or RSUs, at the end of September. 2014 RSUs, are subject to Himax's Board approval, and are assumed to be valued in the range of $14.0 to $15.0 million, of which approximately 58% will be vested and expensed immediately on the grant date.
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

Conference Call

Himax Technologies, Inc.  will hold a conference call with investors and analysts on Thursday, August 7, 2014 at 8:00 a.m. US Eastern Daylight Savings Time and 8:00 p.m. Taiwan Time to discuss the Company's second quarter 2014 financial results.

HIMAX TECHNOLOGIES SECOND QUARTER 2014 EARNINGS CONFERENCE CALL

DATE:	Thursday, August 7, 2014
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	13586400
WEBCAST:	http://public.viavid.com/index.php?id=109925

A replay of the call will be available beginning two hours after the call through midnight August 14, 2014 (12 p.m. August 15, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 13586400. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=109925 or at ViaVid's website at http://www.viavid.com, where the webcast can be accessed through August 7, 2015.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,377 patents granted and 907 patents pending approval worldwide as of June 30, 2014. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2013 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2014	2013	2014
Revenues:
Revenues from third parties, net	$196,404	$164,421	$194,642
Revenues from related parties, net	--	42,536	--
	196,404	206,957	194,642

Costs and expenses:
Cost of revenues	148,952	156,038	146,620
Research and development	20,220	18,847	20,454
General and administrative	4,506	4,253	4,270
Sales and marketing	4,296	4,078	4,195
Total costs and expenses	177,974	183,216	175,539

Operating income	18,430	23,741	19,103

Non operating income (loss):
Interest income	213	256	123
Gains (losses) on sale of securities, net	10,749	3	(242)
Equity in income (losses) of equity method investees	5	(64)	(75)
Foreign exchange gains (losses), net	(18)	217	253
Interest expense	(117)	(82)	(113)
Other income, net	81	29	3
	10,913	359	(51)
Earnings before income taxes	29,343	24,100	19,052
Income tax expense	6,156	6,026	3,620
Net income	23,187	18,074	15,432
Net loss attributable to noncontrolling interests	925	1,276	282
Net income attributable to Himax stockholders	$24,112	$19,350	$15,714

Basic earnings per ADS attributable to Himax stockholders	$0.141	$0.114	$0.092
Diluted earnings per ADS attributable to Himax stockholders	$0.140	$0.112	$0.091

Basic Weighted Average Outstanding ADS	170,920	169,970	170,920
Diluted Weighted Average Outstanding ADS	172,139	172,029	172,234

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended June 30,
	2014	2013
Revenues:
Revenues from third parties, net	$391,046	$296,138
Revenues from related parties, net	--	86,555
	391,046	382,693

Costs and expenses:
Cost of revenues	295,572	288,589
Research and development	40,674	37,741
General and administrative	8,776	8,182
Sales and marketing	8,491	7,689
Total costs and expenses	353,513	342,201

Operating income	37,533	40,492

Non operating income:
Interest income	336	270
Gains on sale of securities, net	10,507	1
Equity in losses of equity method investees	(70)	(191)
Foreign exchange gains, net	235	415
Interest expense	(230)	(162)
Other income, net	84	45
	10,862	378
Earnings before income taxes	48,395	40,870
Income tax expense	9,776	10,218
Net income	38,619	30,652
Net loss attributable to noncontrolling interests	1,207	2,730
Net income attributable to Himax stockholders	$39,826	$33,382

Basic earnings per ADS attributable to Himax stockholders	$0.233	$0.196
Diluted earnings per ADS attributable to Himax stockholders	$0.231	$0.194

Basic Weighted Average Outstanding ADS	170,920	169,970
Diluted Weighted Average Outstanding ADS	172,199	171,879

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months Ended June 30,		Three Months Ended March 31,
	2014	2013	2014
Share-based compensation
Cost of revenues	$15	$15	$15
Research and development	228	305	228
General and administrative	50	57	50
Sales and marketing	57	73	57
Income tax benefit	(85)	(138)	(83)
Total	$265	$312	$267

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$194	$435	$268
Sales and marketing	--	289	96
Income tax benefit	(83)	(294)	(125)
Total	$111	$430	$239

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2014	2013
Share-based compensation
Cost of revenues	$30	$30
Research and development	456	617
General and administrative	100	113
Sales and marketing	114	146
Income tax benefit	(168)	(214)
Total	$532	$692

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$462	$875
Sales and marketing	96	578
Income tax benefit	(208)	(419)
Total	$350	$1,034

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	June 30, 2014	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$169,799	$138,888	$127,320
Restricted cash and cash equivalents	108,393	108,336	108,399
Investments in marketable securities available-for-sale	3,133	784	788
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	199,003	204,472	200,725
Inventories	166,332	172,335	177,399
Deferred income taxes	8,364	8,965	9,974
Prepaid expenses and other current assets	12,275	13,721	15,052
Total current assets	$667,299	$647,501	$639,657
Investment securities	$12,688	$16,688	$21,877
Equity method investments	118	111	190
Property, plant and equipment, net	59,747	59,063	60,588
Deferred income taxes	2,297	2,172	2,135
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,672	4,868	5,234
Other assets	1,657	1,503	1,508
	109,317	112,543	119,670
Total assets	$776,616	$760,044	$759,327
Liabilities, Redeemable noncontrolling interest and
Equity
Current liabilities:
Short-term debts	$105,500	$105,500	$105,500
Accounts payable	135,870	139,112	151,290
Income taxes payable	14,852	19,180	16,932
Other accrued expenses and other current liabilities	72,449	25,404	30,111
Total current liabilities	$328,671	$289,196	$303,833
Other liabilities	2,913	2,899	3,279
Total liabilities	$331,584	$292,095	$307,112

Redeemable noncontrolling interest	$3,656	$3,656	$3,656
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 341,049,418 shares outstanding	$107,010	$107,010	$107,010
Additional paid-in capital	107,439	106,997	106,636
Treasury shares, at cost (15,650,064 shares)	(11,120)	(11,120)	(11,120)
Accumulated other comprehensive loss	(406)	(471)	(412)
Unappropriated retained earnings	241,494	263,424	247,710
Himax stockholders' equity	$444,417	$465,840	$449,824
Noncontrolling interests	(3,041)	(1,547)	(1,265)
Total equity	$441,376	$464,293	$448,559
Total liabilities, redeemable noncontrolling interest and equity	$776,616	$760,044	$759,327

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2014	2013	2014

Cash flows from operating activities:
Net income	$23,187	$18,074	$15,432
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,520	3,554	3,619
Provision for allowance for doubtful accounts	------	173	------
Share-based compensation expenses	350	450	350
Loss (gain) on disposal of investment securities, net	(10,743)	------	241
Loss (gain) on disposal of marketable securities, net	(6)	(3)	1
Issuance of new shares by subsidiary for royalties	------	49	------
Equity in losses (income) of equity method investees	(5)	64	75
Deferred income tax expense	479	1,112	927
Inventories write downs	1,683	2,289	1,735
Changes in operating assets and liabilities:
Accounts receivable	5,482	(82,769)	(3,765)
Accounts receivable from related parties	------	53,297	------
Inventories	4,320	(6,881)	3,329
Prepaid expenses and other current assets	1,447	(3,281)	1,328
Accounts payable	(3,242)	6,187	(12,178)
Income taxes payable	(4,328)	2,425	2,249
Other accrued expenses and other current liabilities	740	2,606	(4,037)
Other liabilities	1	------	(1)
Net cash provided by (used in) operating activities	22,885	(2,654)	9,305

Cash flows from investing activities:
Purchase of property and equipment	(3,781)	(6,021)	(2,709)
Purchase of available-for-sale marketable securities	(9,180)	(9,060)	(3,311)
Disposal of available-for-sale marketable securities	6,856	9,063	3,305
Disposal of investment securities	14,743	------	4,948
Release (pledge)of restricted cash equivalents and marketable securities	(61)	(2,879)	66
Increase in other assets	(114)	(255)	(6)
Net cash provided by (used in) investing activities	8,463	(9,152)	2,293

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2014	2013	2014
Cash flows from financing activities:
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	83	------	------
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	8	------	10
Purchase of subsidiary shares from noncontrolling interests	(567)	------	------
Proceeds from borrowing of short-term debts	------	145,320	86,500
Repayment of short-term debts	------	(145,320)	(86,500)
Net cash provided by (used in) financing activities	(476)	------	10
Effect of foreign currency exchange rate changes on cash and cash equivalents	39	40	(40)
Net increase (decrease) in cash and cash equivalents	30,911	(11,766)	11,568
Cash and cash equivalents at beginning of period	138,888	158,716	127,320
Cash and cash equivalents at end of period	$169,799	$146,950	$138,888

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$117	$82	$113
Income taxes	$10,418	$2,647	$481
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$46,042	$42,394	$ ------

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months Ended June 30,
	2014	2013

Cash flows from operating activities:
Net income	$38,619	$30,652
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,139	6,709
Provision for allowance for doubtful accounts	------	173
Share-based compensation expenses	700	906
Gain on disposal of investment securities, net	(10,502)	------
Gain on disposal of marketable securities, net	(5)	(1)
Loss on disposal of property and equity	------	87
Issuance of new shares by subsidiary for royalties	------	49
Equity in losses of equity method investees	70	191
Deferred income tax expense	1,406	2,817
Inventories write downs	3,418	4,718
Changes in operating assets and liabilities:
Accounts receivable	1,717	(83,669)
Accounts receivable from related parties	------	73,267
Inventories	7,649	(30,970)
Prepaid expenses and other current assets	2,775	(3,177)
Accounts payable	(15,420)	19,874
Income taxes payable	(2,079)	4,524
Other accrued expenses and other current liabilities	(3,297)	645
Other liabilities	------	(55)
Net cash provided by operating activities	32,190	26,740

Cash flows from investing activities:
Purchase of property and equipment	(6,490)	(10,735)
Purchase of available-for-sale marketable securities	(12,491)	(11,086)
Disposal of available-for-sale marketable securities	10,161	11,087
Purchase of investment securities	------	(5,189)
Disposal of investment securities	19,691	------
Release (pledge) of restricted cash equivalents and marketable securities	5	(2,875)
Increase in other assets	(120)	(239)
Net cash provided by (used in) investing activities	10,756	(19,037)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months Ended June 30,
	2014	2013
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	------	390
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	83	------
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	18	78
Purchase of subsidiary shares from noncontrolling	(567)	------
interests
Proceeds from borrowing of short-term debts	86,500	218,320
Repayment of short-term debts	(86,500)	(218,320)
Net cash provided by (used in) financing activities	(466)	468
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1)	42
Net increase in cash and cash equivalents	42,479	8,213
Cash and cash equivalents at beginning of period	127,320	138,737
Cash and cash equivalents at end of period	$169,799	$146,950

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$230	$162
Income taxes	$10,899	$2,779
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$46,042	$42,394

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30,		Three Months Ended March 31,
	2014	2013	2014
Revenues	$196,404	$206,957	$194,642

Gross profit	47,452	50,919	48,022
Add: Share-based compensation – Cost of revenues	15	15	15
Gross profit excluding share-based compensation	47,467	50,934	48,037
Gross margin excluding share-based compensation	24.2%	24.6%	24.7%

Operating income	18,430	23,741	19,103
Add: Share-based compensation	350	450	350
Operating income excluding share-based compensation	18,780	24,191	19,453
Add: Acquisition-related charges –Intangible assets amortization	194	724	364
Operating income excluding share-based compensation and acquisition-related charges	18,974	24,915	19,817
Operating margin excluding share-based compensation and acquisition-related charges	9.7%	12.0%	10.2%
Net income attributable to Himax stockholders	24,112	19,350	15,714
Add: Share-based compensation, net of tax	265	312	267
Add: Acquisition-related charges, net of tax	111	430	239
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	24,488	20,092	16,220
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	12.5%	9.7%	8.3%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Six Months Ended June 30,
	2014	2013
Revenues	$391,046	$382,693

Gross profit	95,474	94,104
Add: Share-based compensation – Cost of revenues	30	30
Gross profit excluding share-based compensation	95,504	94,134
Gross margin excluding share-based compensation	24.4%	24.6%

Operating income	37,533	40,492
Add: Share-based compensation	700	906
Operating income excluding share-based compensation	38,233	41,398
Add: Acquisition-related charges –Intangible assets amortization	558	1,453
Operating income excluding share-based compensation and acquisition-related charges	38,791	42,851
Operating margin excluding share-based compensation and acquisition-related charges	9.9%	11.2%
Net income attributable to Himax stockholders	39,826	33,382
Add: Share-based compensation, net of tax	532	692
Add: Acquisition-related charges, net of tax	350	1,034
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	40,708	35,108
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	10.4%	9.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.140	$0.231
Add: Share-based compensation per ADS	$0.002	$0.003
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.142	$0.236

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Steven Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: stevenwy_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations- US Representative
         Scott Powell, Managing Director
         PCG Advisory Group, LLC
         Tel: +1-646-780-8850
         Email: spowell@pcgadvisory.com
         www.pcgadvisory.com